Exhibit 99.1

RETO ECO-SOLUTIONS, INC.

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS OF 2023

November 15, 2023
Beijing, China

To the Shareholders of ReTo Eco-Solutions, Inc.:

It is my pleasure to invite you to the 2023 Annual Meeting of Shareholders (the “Annual Meeting”) of ReTo Eco-Solutions, Inc. (the “Company” or “ReTo”) on December 15, 2023, at 9:00 a.m., Beijing Time (December 14, 2023, at 8:00 p.m., Eastern Time). The Annual Meeting will be held at the Company’s principal executive offices at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

The matters to be acted upon at the Annual Meeting are described below:

(1)    The election of Austin Huang and Lidong Liu as Class A directors, each to serve a term expiring at the annual meeting of shareholders in 2026 or until their successors are duly elected and qualified;

(2)    The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

(3)    To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s); and

(4)    The transaction of any other business properly coming before the Annual Meeting.

Holders of record of the Company’s common shares at the close of business on November 15, 2023 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof. Each common share entitles the holder thereof to one vote.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET, EMAIL OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE ANNUAL MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about November 20, 2023.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By order of the Board,
/s/ Hengfang Li
Hengfang Li
Chairman of the Board

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the Annual Report on Form 20-F to shareholders are available at: http://en.retoeco.com/tzzzjh.html.

ABOUT THE 2023 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)    The election of Austin Huang and Lidong Liu as Class A directors, each to serve a term expiring at the annual meeting of shareholders in 2026 or until their successors are duly elected and qualified;

(2)    The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023;

(3)    To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s); and

(4)    The transaction of any other business properly coming before the Annual Meeting.

Who is entitled to vote?

You may vote if you owned common shares of the Company as of the close of business on November 15, 2023. Each common share is entitled to one vote. As of November 15, 2023, we had 37,451,882 common shares outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, you have three voting options:

(1)    By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    By email, by emailing your signed proxy card to vote@vstocktransfer.com; or

(3)    By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that Internet, email, and mail voting will close at 10:59 a.m., Eastern Time, on December 14, 2023 or 11:59 p.m. Beijing Time on December 14, 2023.

May I vote at the Annual Meeting?

If you are a shareholder of record, you may vote in person at the Annual Meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Annual Meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email or by mail.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, (3) voting again by email prior to the time of the Annual Meeting, or (4) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, and 3, in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the Annual Meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is not considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the Annual Meeting?

The Annual Meeting is open to all holders of the Company’s common shares as of November 15, 2023. In order to be admitted to the Annual Meeting, you must bring documentation showing that you are holders of the Company’s common shares as of November 15, 2023, the Record Date.

May shareholders ask questions at the Annual Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Annual Meeting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by Internet, email, or mail. In order for us to conduct our meeting, not less than one-third of the votes of our outstanding common shares as of November 15, 2023 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented within two hours from the time appointed for the meeting, the meeting shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third (1/3) of the votes of the shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal 1.    The director nominees are elected and appointed by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and were voted in person or by proxy. This means that each of the director nominees will be elected if approved by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and were voted in person or proxy. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.    The ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 requires that a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

Proposal 3.    The adjournment proposal requires that a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting and voted “For” the proposal.

PROPOSAL ONE
ELECTION OF DIRECTORS
(ITEM 1 ON THE PROXY CARD)

Our board of directors (the “Board of Directors” or the “Board”) currently consists of seven directors and is divided into three classes, Class A, Class B and Class C, with only one class of directors being elected in each year and each class serving a three-year term. At the annual meeting of shareholders held in 2022, the shareholders approved the election of Austin Huang and Lidong Liu as Class A directors, each to serve a term expiring at the Annual Meeting or until their successors are duly elected and qualified; the election of Baoqing Sun and Tonglong Liu as Class B directors, each to serve a term expiring at the annual meeting of shareholders in 2024 or until their successors are duly elected and qualified; and the election of Hengfang Li, Guangfeng Dai and Zhizhong Hu as Class C directors, each to serve a term expiring at the annual meeting of shareholders in 2025 or until their successors are duly elected and qualified. As a result, at the Annual Meeting, the shareholders will vote on the re-election of Austin Huang and Lidong Liu as Class A directors, each to serve a term expiring at the annual meeting of shareholders in 2026 or until their successors are duly elected and qualified.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, both of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth the biographical information regarding our director nominees.

Austin Huang

Director since November 2016

Dr. Huang has served as an independent director of ReTo since November 2016. Dr. Huang has served as the President and Principal Engineer for Merit Engineering, Inc., a geotechnical, environmental, and civil engineering services company, since 1993. Among other awards, Mr. Huang has received the Diplomat of Geotechnical Engineering by the Academy of Geoprofessionals in 2011 and named a Fellow, ACCE (American Society of Civil engineering) in 2007. Dr. Huang served as an expert witness on geo-retaining wall design issues. In addition, he has presented two papers in the area of slope stability and pile foundations with socket in bedrock in international conferences. He holds 19 research publications including six in leading research journals. Dr. Huang holds a Master’s Degree and Ph.D. in Geotechnical Engineering from University of Wisconsin. Dr. Huang was nominated as a director because of his experience in geotechnical engineering, including, slope stability, soil infiltration and retaining walls that are areas applicable to our sponge city projects.

Lidong Liu

Director since June 2021

Ms. Liu has served as an independent director of ReTo since June 2021. Ms. Liu has served as the Chief Financial Officer since November 2015 for Jilin Yiyatong Deep Supply Chain Management Co., Ltd, a supply chain management company. From January 2011 to September 2015, she served as the Chief Financial Officer for Sinopharm Holding (Jilin) Co., Ltd, a pharmaceuticals company. In addition, between January 2002 and December 2010, Ms. Liu was the Chief Financial Officer for Changchun Yongxin Dirui Pharmaceutical Co., Ltd., a pharmaceuticals company. Ms. Liu is a member of China Certified Public Accountants and a seasoned executive with professional experience in auditing and financial reporting. Ms. Liu holds a bachelor’s degree in Accounting from Jilin University of Finance and Economics, and an MBA from Changchun University of Science and Technology. Ms. Liu was nominated as a director because of her expertise in management and business development.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

Board Leadership Structure and Risk Oversight

Mr. Hengfang Li serves as our Chief Executive Officer and Chairman of the Board of Directors. As a smaller public company, we believe it is in the Company’s best interest to allow the Company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Vote Required for Approval

If a quorum is present, directors are elected by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the Annual Meeting. This means that each of the director nominees will be elected if approved by the affirmative vote of a majority in excess of 50 percent of the votes of the shares entitled to vote thereon which were present at the meeting. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person at the Annual Meeting and broker non-votes will have no effect on the vote since a majority in excess of 50 percent of the votes of shares entitled to vote thereon which were present at the meeting and voted for the election of each nominee is the requirement.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION
OF EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF YCM CPA, INC.
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The audit committee of the Board of Directors (the “Audit Committee”) has appointed YCM CPA, Inc. to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of YCM CPA, Inc. be ratified by our shareholders.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes. On March 15, 2021, the Company dismissed its independent registered public accounting firm, Friedman LLP and appointed YCM CPA Inc. as its new independent registered public accounting firm.

What services does YCM CPA, Inc. provide?

Audit services provided by YCM CPA, Inc. for the fiscal year ending December 31, 2023 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the U.S. Securities and Exchange Commission (the “SEC”).

Will a representative of YCM CPA, Inc. be present at the Annual Meeting?

We do not expect that any representatives of YCM CPA, Inc. will be present at the Annual Meeting.

What if this proposal is not approved?

If the appointment of YCM CPA, Inc. is not ratified, the Audit Committee may reconsider the appointment.

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the appointment of YCM CPA, Inc. as the independent registered public accounting firm for the fiscal year ending December 31, 2023. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF YCM CPA, INC.
AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

PROPOSAL THREE
THE ADJOURNMENT PROPOSAL
(ITEM 3 ON THE PROXY CARD)

What am I voting on?

Under the Company’s Memorandum and Articles of Association, the chairman of the Annual Meeting may adjourn a meeting to a later date, with the consent of the meeting. This adjournment proposal, if adopted, will instruct the chairman of the Annual Meeting, if necessary, to adjourn the Annual Meeting if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).

The adjournment proposal will only be presented to the Company’s shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Annual Meeting to approve any other proposal(s).

Vote Required for Approval

If a quorum is present, the affirmative vote of a majority in excess of 50 percent of the shares entitled to vote that are present and voting in person or by proxy at the Annual Meeting is required to approve the adjournment proposal. Failure to vote by proxy or to vote in person at the Annual Meeting will have no effect on the vote.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each of the nominees listed in this proxy statement (the “Proxy Statement”) has agreed to serve as a director, if re-elected or elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. Non-employee directors are entitled to receive $10,000 in cash per year for serving as directors and may receive stock grants pursuant to our share incentive plans. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the nominating committee of the Board of Director (the “Nominating Committee”) are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s Investor Relations website at http://en.retoeco.com/ and in print upon request.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nominating Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by shareholders. The Nominating Committee also evaluates the performance of individual members of the Board eligible for re-election and recommending the director nominees by class for election to the Board by the shareholders at the annual meeting of shareholders. The Nominating Committee also ensures that each director appointed to the Board of Directors is not disqualified from acting as a company director under Section 111 of the BVI Business Companies Act, 2004 (as amended).

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board of Directors may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the Annual Meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:

•        A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•        A director must be prepared to represent the best interests of all shareholders of the Company, and not just one particular constituency;

•        A director must have a record of professional accomplishment in his or her chosen field; and

•        A director must be prepared and able to participate fully in activities of the Board of Directors, including membership on committees of the Board.

If the candidate is to be evaluated by the Nominating Committee, the officer of the Company will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important. A director must also not be disqualified from acting as a company director under Section 111 of the BVI Business Companies Act, 2004 (as amended).

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors
ReTo Eco-Solutions, Inc.
c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the Company’s Investor Relations web site at http://en.retoeco.com/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2022?

The Board of Directors met one time during 2022.

What are the committees of the Board?

During the fiscal year ended December 31, 2022, the Board of Directors had standing Audit, Nominating, and Compensation Committees (collectively the “Committees”). The members of each of the Committees as of December 31, 2022, their principal functions, and the number of meetings held during the year ended December 31, 2022 are shown below.

Audit Committee

Our Audit Committee consists of Lidong Liu, Baoqing Sun and Tonglong Liu, with Lidong Liu serving as the chairperson. The Board has determined that each of the members of the Audit Committee is “independent” and that Ms. Lidong Liu qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq listing standards. The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Audit Committee’s charter is available on the Company’s website at http://en.retoeco.com/ and in print upon request. Our Audit Committee held one meeting during the fiscal year ended December 31, 2022.

Compensation Committee

Our Compensation Committee consists of Austin Huang, Baoqing Sun and Tonglong Liu, with Austin Huang serving as the chairperson. The Board has determined that each member of the Compensation Committee is “independent” as that term is defined under the Nasdaq listing rules.

The Compensation Committee reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Compensation Committee’s charter is available on the Company’s website at http://en.retoeco.com/ and in print upon request. The Compensation Committee held one meeting during the fiscal year ended December 31, 2022.

The Compensation Committee may not delegate its authority to other persons. The Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Nominating Committee

Our Nominating Committee consists of Baoqing Sun, Tonglong Liu and Austin Huang, with Austin Huang serving as the chairperson. All members of the Nominating Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards.

The Nominating Committee is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors. The Nominating Committee’s charter is available on the Company’s website at http://en.retoeco.com/ and in print upon request. The Nominating Committee held one meeting during the fiscal year ended December 31, 2022.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, ReTo Eco-Solutions, Inc., c/o Beijing REIT Technology Development Co., Ltd., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101. All communications will be compiled by the Officer of the Company and submitted to the Board of Directors or the addressee no later than the next regular Board meeting.

MANAGEMENT

In addition to the information below, for information as to the business history of our other directors, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

Hengfang Li.    Mr. Li has served as the Chief Executive Officer and Chairman of ReTo since April 2016. Mr. Li founded Beijing REIT in 1999 and has served as Beijing REIT’s Chief Executive Officer and Chairman since 1999. Mr. Li served as the chief representative in China of the German Hess Group from 1995 until 1999. From 1988 through 1995, Mr. Li was an engineer, senior engineer and then branch director at China North Vehicle Engine Research Center. Mr. Li holds a Master degree in Engine Studies from Beijing Institute of Technology.

Guangfeng Dai.    Mr. Dai became the President of ReTo in 2020. Previously Mr. Dai served as the Chief Operating Officer and of ReTo and has served as a Director since November 2016. Mr. Dai has served as Beijing REIT’s Chief Operating Officer and Director since 2000. Mr. Dai served as the deputy representative in China for Hess Mechanical Engineering Co., Ltd. of Germany from 1997 until 2000. From 1995 through 1997, Mr. Dai was a senior engineer at Yanxing Corporation of China. From 1992 through 1994, Mr. Dai was a senior engineer at China North Industries Group Corporation. Mr. Dai received his Master degree in Automobile Engineering from Beijing Institute of Technology.

Zhizhong Hu.    Mr. Hu has served as the Chief Technology Officer and Director of ReTo since November 2016. Mr. Hu has served as Beijing REIT’s Chief Technology Officer and Director since 2000. Mr. Hu served as the general manager and executive director of Yichang Hayes Building Materials Co., Ltd. from 1997 through 2000. From 1996 through 1997, Mr. Hu served as the business representative for Hayes Mechanical Engineering Co., Ltd. of Germany. Mr. Hu received his Bachelor’s Degree in Mechanical Engineering from Nanjing University of Science and Technology.

Baoqing Sun.    Mr. Sun has served as an independent director of the Company since November 2022. Before retiring in 2014, Mr. Sun served as the Deputy Director of Gu’an County Transportation Bureau from March 2003 to April 2014, where he was responsible for political and administration affairs, matters regarding transportation technology, transportation combat readiness, and highway stations. He was also responsible for construction and maintenance of national and provincial main lines and local highways. Prior to that, Mr. Sun served as the Director of Economic Commission, Deputy Secretary of the Committee, Secretary of the Disciplinary Committee, and Deputy Mayor of Gu’an Town, Gu’an County, from March 2001 to March 2003, from June 2000 to March 2001, from December 1999 to June 2000, and from December 1999 to April 1995, respectively, where he was mainly handling town affairs such as town enterprises, taxation, or market development. From April 1995 to May 1996, he was the Deputy General Manager of Langfang Sanhe Food Co., Ltd. Mr. Sun served as the Clerk of Gu’an County Labor and Personnel Bureau from June 1984 to April 1995 and worked in Gu’an County Transportation Bureau Second Automobile Team Overhaul Workshop from July 1983 to June 1984. Mr. Sun obtained a bachelor’s degree in mechanical engineering automotive from Hebei Institute of Technology.

Degang Hou.    Mr. Hou has served as the Chief Internal Control Officer of ReTo since 2020. From 1983 through 1999, he was an engineer and senior engineer of North Vehicle Research Institute, State Weaponry Equipment Corporation. From 1999 through 2020 he was the deputy general manager for ReTo Eco-Solutions. He graduated in Ship Internal Combustion Engine Direction from Dalian University of Technology in 1983.

Yue Hu.    Ms. Hu has served as Chief Financial Officer of ReTo since August 2022. She has worked in Beijing REIT Technology Development Co., Ltd., a wholly owned subsidiary of ReTo, as an assistant to the management since May 2019, and has assisted with preparation and filing of periodic reports of the Company to the SEC. From March 2015 to December 2016, Ms. Hu worked in Gu’an REIT Machinery Manufacturing Co., Ltd., a former wholly owned subsidiary of the Company, as a procurement specialist, in charge of purchasing accessories needed for production and processing. Ms. Hu received her Bachelor’s degree in Accounting from Xi’an Siyuan University.

Employment Agreements

Employment Agreement of Hengfang Li

The Company entered into an employment agreement with Mr. Li on December 31, 2021 (the “Li Employment Agreement”), pursuant to which Mr. Li serves as Chairman and Chief Executive Officer of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Li Employment

Agreement, Mr. Li is entitled to an annual compensation of RMB 800,000 (approximately $117,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policies.

Employment Agreement of Guangfeng Dai

The Company entered into an employment agreement with Mr. Dai on December 31, 2021 (the “Dai Employment Agreement”), pursuant to which Mr. Dai serves as the President of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Dai Employment Agreement, Mr. Dai is entitled to annual compensation of RMB 750,000 (approximately $109,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Employment Agreement of Zhizhong Hu

The Company entered into an employment agreement with Mr. Hu on December 31, 2021 (the “Hu Employment Agreement”), pursuant to which Mr. Hu serves as the Chief Technology Officer of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Hu Employment Agreement, Mr. Hu is entitled to annual compensation of RMB 700,000 (approximately $102,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Employment Agreement of Degang Hou

The Company entered into an employment agreement with Mr. Hou on December 31, 2021 (the “Hou Employment Agreement”), pursuant to which Mr. Hou serves as the Chief Internal Control Officer of the Company and Beijing REIT for a term from January 1, 2022 and shall terminate on December 31, 2023. Pursuant to the Hou Employment Agreement, Mr. Hou is entitled to annual compensation of RMB 700,000 (approximately $102,000) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with PRC law and the Company’s policy.

Employment Agreement with Yue Hu

The Company entered into an employment agreement with Ms. Hu on August 15, 2022 providing for Ms. Hu to serve as the Company’s Chief Financial Officer (the “Hu Employment Agreement”) for a term from August 15, 2022 to August 14, 2025. Pursuant to the terms of the Hu Employment Agreement, Ms. Hu will be entitled to an annual compensation of RMB180,000 (approximately $26,500) and social insurance and other employee benefits (including health insurance, vacation and expense reimbursement), each in accordance with laws in the People’s Republic of China and the Company’s policy. The Hu Employment Agreement may be terminated in accordance with the PRC Labor Contract Law and relevant local regulations in Beijing.

Compensation of Directors and Executive Officers

In 2022, we expensed an aggregate of approximately $479,235 as salaries, bonuses and fees to our senior officers named in this Proxy Statement. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services on the Board of Directors. Non-employee directors are entitled to receive $10,000 per year for serving as directors and may receive stock grants pursuant to our share incentive plans. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended, up to a maximum of $2,000 per meeting and $4,000 per year.

2022 Share Incentive Plan

On December 6, 2022, the Company’s shareholders approved the 2022 Share Incentive Plan (the “2022 Incentive Plan”). The 2022 Incentive Plan allows for issuance of up to 5,000,000 common shares to employees, non-employee directors, officers and consultants for services rendered to the Company, with an automatic share reserve increase by a number equal to the lesser of (i) 5% of the total number of common shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (ii) a number of common shares determined by the Compensation Committee.

As of the date of this Proxy Statement, there are 2,169,944 shares available for issuance under the 2022 Incentive Plan.

Board of Directors

Our Board of Directors currently consists of seven directors. The directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Only one class of directors will be elected in each year and each class serving a three-year term. The term of office for our Class A directors, consisting of Austin Huang and Lidong Liu, will expire at the Annual Meeting. The term of office for our Class B directors, consisting of Baoqing Sun and Tonglong Liu, will expire at our 2024 annual meeting of shareholders. The term of office for our Class C directors, consisting of Hengfang Li, Guangfeng Dai and Zhizhong Hu, will expire at our 2025 annual meeting of shareholders.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional director of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our Company by making it difficult to replace members of the Board of Directors.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

The Board of Directors maintains a majority of independent directors who are determined to be independent under the definition of independence Nasdaq listing rules. Baoqing Sun, Tonglong Liu, Austin Huang, and Lidong Liu are our independent directors.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated. We do not have any service contracts with our directors that provide for benefits upon termination of employment.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Committees of the Board of Directors

Currently, three Committees have been established under the Board: the Audit Committee, the Compensation Committee and the Nominating Committee. The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee reviews and makes recommendations to the Board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our Board retains the authority to interpret those plans). The Nominating Committee is responsible for the assessment of the performance of the Board, considering and making recommendations to the Board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Baoqing Sun and Tonglong Liu serve on all three Committees. Austin Huang serves on the Compensation Committee and Nominating Committee. Lidong Liu serves on the Audit Committee. At this time, Austin Huang chairs the Compensation Committee and Nominating Committee; and Lidong Liu chairs the Audit Committee. Lidong Liu qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and in the best interests of the Company. Our directors also have a duty to exercise the care, diligence and skills that a reasonable person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association and British Virgin Islands law. Failure to perform these duties in this manner may leave the director liable for damages if the Company suffers a loss as a result of such actions.

The functions and powers of our Board of Directors include, among others:

•        having all the powers necessary for managing and for directing and supervising, the business and affairs for the Company;

•        appointing officers and determining the term of office of the officers;

•        fixing the emoluments of officers;

•        exercising all powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party;

•        designating Committees of directors;

•        executing checks, promissory notes, drafts, bills of exchange and other negotiable instruments on behalf of the Company; and

•        determining that any sale, transfer, lease, exchange, or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

Interested Transactions

A director may vote, attend a Board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the Board or otherwise contained in the minutes of a meeting or a written resolution of the Board or any committee of the Board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with the Company, or in which he or she is so interested and may vote on such motion.

Remuneration and Borrowing

The directors may receive such remuneration as our Board of Directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our Board of Directors or committees of our Board of Directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The Compensation Committee will assist the directors in reviewing and approving the compensation structure for the directors.

Our Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests. Our Memorandum and Articles of Association provide that we shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who: (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director; or (b) is or was, at our request, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our Board of Directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Material Changes in Manner of Recommending Board of Directors Nominees

There were no material changes in manner of recommending Board of Directors nominees to our Board of Directors in the fiscal year ended December 31, 2022.

Related Party Transactions

Please refer to “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for a full discussion of related party transactions.

Our Audit Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

AUDIT COMMITTEE REPORT

Who served on the Audit Committee of the Board of Directors during the fiscal year ended December 31, 2022?

The members of the Audit Committee as of December 31, 2022 were Lidong Liu, Baoqing Sun and Tonglong Liu. Each member of the Audit Committee is independent under the rules of the SEC and the Nasdaq Capital Market. The Board of Directors has determined that Ms. Liu, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee charter is available on the Company’s website at http://en.retoeco.com/.

How does the Audit Committee conduct its meetings?

During fiscal year ended December 31, 2022, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by its Chair. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s semi-annal and annual reports, including management’s discussion of the Company’s results of operations and financial condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s semi-annual and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for the fiscal year ended December 31, 2022?

The Audit Committee has:

•        reviewed and discussed the audited financial statements with the Company’s management; and

•        discussed with YCM CPA Inc., the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from YCM CPA Inc. the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with YCM CPA Inc. about their independence. The Audit Committee has concluded that YCM CPA Inc. is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for the fiscal year ended December 31, 2022?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during the fiscal year ended December 31, 2022?

The Audit Committee has reviewed and discussed the fees paid to YCM CPA Inc. during 2022 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm” in this Proxy Statement.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Lidong Liu, Chairwoman
Baoqing Sun
Tonglong Liu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During each of the fiscal years ended December 31, 2022 and 2021, the aggregate audit fees of YCM CPA Inc., our independent registered public accounting firm, for the annual audit of our financial statements and the periodic reviews of the financial statements were $190,000.

Audit-Related Fees

The Company has not paid YCM CPA Inc. for audit-related services for the fiscal year ended December 31, 2022 and 2021.

Tax Fees

The Company has not paid YCM CPA Inc. for tax services for the fiscal year ended December 31, 2022 and 202.

All Other Fees

The Company has not paid YCM CPA Inc. for any other services in the fiscal year ended December 31, 2022 and 2021.

Audit Committee Pre-Approval Policies

Before YCM CPA Inc. was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s Audit Committee. All services rendered by YCM CPA Inc. have been so approved.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our common shares, as of November 15, 2023, for:

•        Each person who is known by us to beneficially own 5% or more of our outstanding common shares;

•        Each of our current directors and named executive officers; and

•        All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 37,451,882 common shares issued and outstanding as of November 15, 2023. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities.

In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of November 15, 2023 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage
Directors and Executive Officers
Hengfang Li(1)	204,627	*
Guangfeng Dai(2)	118,063	*
Zhizhong Hu(3)	105,563	*
Degang Hou(4)	95,563	*
Tonglong Liu	—	—
Baoqing Sun	—	—
Austin Huang	3,000	*
Lidong Liu	1,000	*
Yue Hu	2,500	*
All directors and executive officers as a group (nine persons)	530,316	1.4%
Other 5% or Greater Beneficial Owners
Merging Holding LTD(5)	3,500,000	9.3%
SevenBull, Inc.(6)	2,000,000	5.3%

____________

*        Less than 1%.

(1)      Represents (i) approximately 156,127 common shares held through REIT International Development (Group) Co, a Hong Kong limited liability company (“REIT International”). Mr. Li holds a 40% ownership of REIT International and has the voting and investment power with respect to 40% of the 390,317 common shares held by REIT International; (ii) 1,000 common shares held through Soothie Holdings Limited, a British Virgin Islands company, controlled by Mr. Li; and (iii) 47,500 common shares directly held by Mr. Li.

(2)      Represents (i) approximately 78,063 common shares held through REIT International. Mr. Dai holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 390,317 common shares held by REIT International; and (ii) 40,000 common shares directly held by Mr. Dai.

(3)      Represents (i) approximately 78,063 common shares held through REIT International. Mr. Hu holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 390,317 common shares held by REIT International; and (ii) 27,500 common shares directly held by Mr. Hu.

(4)      Represents (i) approximately 78,063 common shares held through REIT International. Mr. Hou holds a 20% ownership of REIT International and has the voting and investment power with respect to 20% of the 390,317 common shares held by REIT International; and (ii) 17,500 common shares directly held by Mr. Hou.

(5)      Mr. Hailong Chen is the sole shareholder and CEO of Merging Holding LTD, a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by Merging Holding LTD. The address of Merging Holding LTD is c/o No. 605, Building 4, Yayuan Community, Anhui Beili, Chaoyang District Beijing, China, 100101.

(6)      Mr. Qingsong Dong is the sole shareholder and CEO of SevenBull, Inc., a British Virgin Islands corporation, and exercises voting and dispositive power of the securities held by SevenBull, Inc. The address of SevenBull, Inc. is c/o No.17-1 Wangjia, Michuan Village, Lizhai Township, Dexing City, Jiangxi, China, 334222.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2022 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under the SEC regulations. During the fiscal year ended December 31, 2022, no interlocking relationships existed between any of our executive officers or members of our Board or Compensation Committee, on the one hand, and the executive officers or members of the board of directors or compensation committee of any other entity, on the other hand.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

We are a foreign private issuer and, as a result, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

Availability of Annual Report to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to ReTo Eco-Solutions Inc., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, by calling (+86) 010-64827328 or via the Internet at http://en.retoeco.com/. You may obtain a copy of the Company’s Annual Report on Form 20-F, free of charge, from the SEC’s website at https://www.sec.gov.

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in this Proxy Statement, shareholder proposals must be submitted in writing no later than July 18, 2024. All written proposals should be submitted to: ReTo Eco-Solutions Inc., X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101.

Other Proposed Actions

If any other items or matters properly come before the Annual Meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number: CONTROL #
* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY EMAIL Mark, sign and date your proxy card and email it to vote@vstocktransfer.com.
VOTE IN PERSON If you would like to vote in person, please attend the Annual Meeting to be held on December 15, 2023 at 9:00 a.m., Beijing Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

All votes must be received by 10:59 a.m., Eastern Time, on December 14, 2023/11:59 p.m., Beijing Time on December 14, 2023.

Annual Meeting Proxy Card - ReTo Eco-Solutions, Inc.

DETACH PROXY CARD HERE TO VOTE BY MAIL

▼	The Board of Directors recommends that you vote FOR each director nominee:	▼

(1)    To elect Austin Huang and Lidong Liu as Class A directors, each to serve a term expiring at the annual meeting of shareholders in 2026 or until their successors are duly elected and qualified.

		FOR	WITHHOLD		FOR	WITHHOLD
Class A directors	01 Austin Huang	☐	☐	02 Lidong Liu	☐	☐
▼	The Board of Directors recommends that you vote FOR the following item:	▼

(2)    To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN
▼	The Board of Directors recommends that you vote FOR the following item:	▼

(3)    To instruct the chairman of the Annual Meeting to adjourn the Annual Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Annual Meeting, there are not sufficient votes to approve any other proposal(s).

☐	VOTE FOR	☐	VOTE AGAINST	☐	ABSTAIN
Date	Signature		Signature, if held jointly
To change the address on your account, please check the box at right and indicate your new address.		☐
* SPECIMEN *	AC:ACCT9999	90.00

RETO ECO-SOLUTIONS, INC.
Proxy Card for the Annual Meeting of Shareholders
To be Held on December 15, 2023
9:00 a.m., Beijing Time
(8:00 p.m., Eastern Time, December 14, 2023)

RETO ECO-SOLUTIONS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the Annual Meeting and management’s Proxy Statement therefore, and revoking all prior proxies, hereby appoints Hengfang Li, as proxy to represent and vote and act upon the following matters in respect of all common shares of ReTo Eco-Solutions, Inc. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 15, 2023, at 9:00 a.m., Beijing Time (December 14, 2023, at 8:00 p.m., Eastern Time), at X-702, 60 Anli Road, Chaoyang District, Beijing, People’s Republic of China 100101, and at any adjournment or postponement thereof. The proxy is further authorized to vote, in his discretion, upon such other business as may properly come before the Annual Meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted “FOR” the election of each of the nominees to the Board of Directors, “FOR” the ratification of the appointment of YCM CPA, Inc., and “FOR” the adjournment proposal.

In his discretion, the proxy is authorized to vote upon such other matters as may properly come before the Annual Meeting or any postponements or adjournments of the Annual Meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 15, 2023, at 9:00 a.m., Beijing Time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by ReTo Eco-Solutions, Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address:	☐

(Continued and to be signed on Reverse Side)